Exhibit 99.1

INTEC PHARMA LTD.

Company No. 51-302278-0

Hartom 12 St., Jerusalem 9777512

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the special general meeting of shareholders of Intec Pharma Ltd. (the “Company”), will be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, Round Building, Tel Aviv 6701101, Israel on Thursday, April 21, 2016, at 04:00 p.m. Israel time (the telephone number at that address is +972-3-607-4444), or at any adjournments thereof (the “Meeting”).

The agenda of the Meeting shall bae as follows:

1.	To re-elect each of Messrs. Gil Bianco and Issac Silberman as an external director for a period of three years;

2.	To approve the grant of options to the external directors; and

3.	To approve the grant of options to directors of the Company (other than external directors, the Chairman of the Company's board of directors and any director that serves as an officer).

Only holders of record at the close of business on Monday, March 21, 2016, are entitled to receive notice of, and to vote at, the Meeting.

Position Statements should be submitted to the Company no later than Monday, April 11, 2016.

A duly executed proxy must be received no later than Thursday, April 21, 2016, at 12:00 p.m., Israel time.

The report with respect to convening the meeting will be available to the public through the Magna website at http://www.magna.isa.gov.il.

Intec Pharma Ltd.